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June 20, 2024

Via EDGAR

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Ms. Keira Nakada
Mr. Doug Jones
Ms. Rebekah Reed
Ms. Lilyanna Peyser

Re:	Autozi Internet Technology (Global) Ltd.
Amendment No. 7 to the Registration Statement on Form F-1
(File No. 333-273166)

Dear Ms. Nakada, Mr. Jones, Ms. Reed, and Ms. Peyser:

On behalf of our client, Autozi Internet Technology (Global) Ltd., an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 18, 2024 on the Amendment No. 6 to the Company’s Registration Statement on Form F-1 (File No. 333-273166) (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing the Amendment No. 7 to its Registration Statement on Form F-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review.

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 6 to Form F-1 Filed June 11, 2024

Dilution, page 95

1.

You state in the third paragraph the pro forma as adjusted net tangible book value as of September 30, 2023 does not take into account any other changes in net tangible book value after September 30, 2023 other than to give effect to the sale of 2,500,000 Class A ordinary shares offered in this offering. It appears you should also state it takes into account the automatic conversion of all of the redeemable principal interests into additional paid-in capital as permanent equity as depicted under Capitalization. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on the page 95 of the Revised Registration Statement accordingly.

Exhibit 5.1

2.	Please revise the opinion in paragraph 4 to state that the Sale Shares also were validly issued. Refer to Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on the Exhibit 5.1 of the Revised Registration Statement accordingly.

Exhibit 99.2

3.

Please revise the assumption in paragraph A(1) to exclude persons acting for the PRC Companies, as you are not permitted to assume their legal authority. Also revise the definition of PRC Companies to include the natural persons acting therefor, so that none of the assumptions apply to such persons. Revise the opinion in paragraph C(3) to state that the statements in the section “Taxation - People’s Republic of China Taxation” constitute your opinion. Refer to Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on the Exhibit 99.2 of the Revised Registration Statement accordingly.

Resale Prospectus, page ALT-1

4.

Please revise the Selling Shareholders section to describe when and how the selling shareholders obtained the shares they are offering for resale, as well as the exemption from registration they relied upon at such time.

In response to the Staff’s comment, the Company has revised the disclosure in the Selling Shareholders section on page ALT-4 of the Revised Registration Statement accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Houqi Zhang, Chief Executive Officer and Chairman of Board of Directors, Autozi Internet Technology (Global) Ltd.
Fang Liu, Esq., Partner, VCL Law LLP